P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-4294
michael_drayo@vanguard.com

February 26, 2016

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:

Vanguard Malvern Funds (the “Trust”) File No. 033-23444

Post-Effective Amendment No. 68 – Vanguard Core Bond Fund (the “Core Bond Fund”), Vanguard Emerging Markets Bond Fund (the “Emerging Markets Bond Fund”, collectively the “Funds”).

Dear Mr. Parachkevov,

This letter responds to your comments provided on February 5, 2016, on the above referenced post-effective amendment.

Comment 1:	Core Bond Fund – Prospectus - Fund Summary – Fees and Expenses
Comment:	Please provide the Fund’s complete fee table in your response letter.

Response:	Please see the revised fee table below.

Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
		Admiral
	Investor Shares	Shares
Management Fees	0.22%	0.12%
12b-1 Distribution Fee	None	None
Other Expenses	0.03%	0.03%
Total Annual Fund Operating Expenses	0.25%	0.15%

Comment 2:	Core Bond Fund – Prospectus – Fund Summary – Principal Investment Strategies
Comment:	Please clarify that the 80% policy includes “borrowings for investment purposes.”

Response:	We have considered the comment, and for consistency purposes do not plan to modify the disclosure.

Asen Parachkevov, Esq.
February 26, 2016

Comment 3:	Core Bond Fund – Prospectus – Fund Summary – Principal Investment Strategies
Comment:	Please confirm if the Fund will invest in collateral debt obligations, collateral loan obligations, or 3(c)(1) / 3(c)(7) securities in any material manner.

Response:	The Fund does not presently intend to invest in these investments in any material manner.

Comment 4:	Core Bond Fund – Prospectus – Fund Summary – Principal Investment Strategies
Comment:	Please confirm if the Fund will invest in foreign securities as a principal investment strategy.

Response:	The Fund does not intend to invest in foreign securities as a principal investment strategy.
The prospectus includes disclosure that the Fund may invest “no more than 10% of its assets in non-U.S. dollar denominated bonds.”

Comment 5:	Core Bond Fund –Prospectus – Fund Summary – Principal Investment Strategies
Comment:	Please explain circumstances and market conditions when the dollar average weighted maturity will be “longer or shorter.”

Response:	The market conditions where dollar average weighted maturity would be longer or shorter than the stated range is dependent on the interest rate environment (i.e., rising interest rages may cause a decrease in maturity, while decreasing interest rates may increase maturity).

Comment 6:	Core Bond Fund –Prospectus – Fund Summary – Principal Investment Strategies
Comment:	Please confirm if derivative investments will be used as a principal investment strategy.

Response:	We confirm that derivative investments are not part of the Fund’s principal investment strategy.

Comment 7:	Emerging Markets Bond Fund – Prospectus – Fund Summary – Principal
Investment Strategies
Comment:	Please confirm if the 80% policy includes “borrowings for investment purposes.”

Response:	We have considered the comment, and for consistency purposes do not plan to modify the disclosure.

Comment 8:	Emerging Markets Bond Fund – Prospectus – Fund Summary – Principal
Investment Strategies
Comment:	Please include a description of what would be considered an emerging market country.
Please explain what is meant for an issuer to be “tied economically to an emerging market country”.

Asen Parachkevov, Esq.
February 26, 2016

Response:	In the “More on the Fund” section, under “Security Selection” the following disclosure is included:

“The Fund’s advisor may consider emerging market countries to be those included in the
Fund’s benchmark index; countries classified as emerging economies by the International
Monetary Fund; and other countries or markets with similar emerging characteristics. The advisor will consider, among other things, a country’s political and economic stability and the development of its financial and capital markets when determining what constitutes an emerging market country.”

An issuer is “tied economically to an emerging market country” if, for example, its operations or source of revenues were in (or derived from) an emerging markets country.

Comment 9:	Emerging Markets Bond Fund – Prospectus – Fund Summary – Principal
Investment Strategies
Comment:	Please confirm if derivatives investments will be used as a principal strategy.

Response:	We confirm that derivatives investments are not part of the Fund’s principal investment strategies. The Fund has the flexibility to enter into derivative transactions for various purposes. They will primarily be used for currency hedging.

Comment 10:	Emerging Markets Bond Fund – Prospectus – Fund Summary – Principal Risks
Comment:	Please confirm if the Fund will invest in securities that are in default at the time of investment. If so, then include additional risk disclosure on this type of securities.

Response:	We confirm that the Fund does not intend to invest in securities that are at default at the time of investment.

Comment 11:	Statement of Additional Information – Fundamental Policies
Comment:	Please confirm if the industry concentration language is consistent with Section 8 of the
Investment Company Act of 1940 and please describe how a Fund determines if it is concentrated in an industry.

Response:	We believe that the current industry concentration policy is consistent with Section 8 of the Investment Company Act of 1940. We determine what is considered an industry through the definitions of “industry” and “industry groups” as defined by the Global
Industry Classification Standards as set forth by certain index providers.

Comment 12:	Statement of Additional Information – Investment Advisory Services – Description of Compensation
Comment:	Please include the benchmark in the determination of a bonus of a portfolio manager.

Asen Parachkevov, Esq.
February 26, 2016

Response: We believe this section is consistent with Item 20(b) of Form N-1A.

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

  Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  A Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above response.

Thank you.

Sincerely,

Michael J. Drayo
Senior Counsel
The Vanguard Group, Inc.